EXHIBIT 28.a




                                PRESS RELEASE

                    WOLOHAN LUMBER CO. DECLARES QUARTERLY
             DIVIDEND, REPLACES EXISTING STOCKHOLDER RIGHTS PLAN

           Wolohan Lumber Co. declared a regular quarterly dividend of 7 cents per share, payable April 3, 2000 to stockholders of record on March 1, 2000.

           Wolohan also announced today that its Board of Directors has adopted a new Stockholder Rights Plan to replace the existing plan which expires February 15, 2000. Under the new Plan common stock purchase rights will be distributed as a dividend at the rate of one Right for each common share held as of the close of business on February 16, 2000.

           The Rights Plan is designed to deter coercive or unfair takeover tactics and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will expire on February 15, 2010.

           The Plan was not adopted in response to any effort to acquire control of the Company, and the Board of Directors has no knowledge of any such effort now being contemplated.

           In a letter being sent to stockholders, James L. Wolohan, President and Chief Executive Officer, said the Plan is intended to protect the interests of Wolohan stockholders in the event the Company is confronted with coercive or unfair takeover tactics. He noted that such tactics include "offers that do not treat all stockholders equally, the acquisition in the open market of shares constituting control without offering fair value to all stockholders, and other coercive or unfair takeover tactics that could impair the Board's ability to represent your interests fully."




           Mr. Wolohan stressed, however, that the Plan "is not intended to prevent an acquisition of the Company on terms that are favorable and fair to all stockholders. The Plan is designed to deal with the very serious problem of unilateral actions by hostile acquirers which are calculated to deprive a company's board and its stockholders of their ability to determine the destiny of the company."

           The initial exercise price of each Right has been set at $50.00. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20 percent or more of the Wolohan common shares, commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20 percent or more of the common shares, or if any person, alone or together with its affiliates and associates, has become the beneficial owner of at least 10 percent of the shares of common stock outstanding and the Board of Directors has determined that such person is an "Adverse Person" as defined under the Rights Plan.

           If any person becomes the beneficial owner of 20 percent or more of the Wolohan common shares other than pursuant to an offer for all shares which is fair to and otherwise in the best interests of the Company and its stockholders or if the Board of Directors declares a person to be an Adverse Person, each Right not owned by such person or related parties will enable its holder to purchase, at the Right's then-current exercise price, common shares of Wolohan having a value of twice the Right's exercise price. In addition, if Wolohan is involved in a merger or other business combination transaction with another person in which its shares are changed or converted, or sells more than 50 percent of its assets to another person or persons, each Right that has not previously been exercised will entitled its holder to purchase, at the Right's then-current exercise price, common shares of such other person having a value of twice the Right's exercise price.


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           The Company will generally be entitled to redeem the Rights at
$.01 per Right at any time until the 10th business day following public announcement that a 20 percent position has been acquired. The Company may not redeem the Rights if the Board of Directors has previously declared a Person to be an Adverse Person.

           Details of the Stockholder Rights Plan are outlined in a letter, which will be mailed to all stockholders.

           Wolohan Lumber Co. is a publicly held company operating 49 lumber and building material retail stores in Illinois, Indiana, Kentucky, Michigan and Ohio.

           Wolohan Lumber Co.'s common stock is traded over the counter and quoted daily in The Wall Street Journal on the NASDAQ Over-The-Counter Market, National Market Issues. Its NASDAQ symbol is WLHN.


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